UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 16, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GW Pharmaceuticals plc

File No. 333-187356 - CF#33536

_____

       GW Pharmaceuticals plc submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on March 19, 2013.

       Based on representations by GW Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through April 26, 2019
Exhibit 10.12	through April 26, 2019
Exhibit 10.13	through April 26, 2019
Exhibit 10.14	through April 26, 2019
Exhibit 10.15	through April 26, 2019
Exhibit 10.16	through April 26, 2019
Exhibit 10.17	through April 26, 2019
Exhibit 10.18	through April 26, 2019
Exhibit 10.19	through April 26, 2019
Exhibit 10.20	through April 26, 2019
Exhibit 10.21	through April 26, 2019
Exhibit 10.22	through April 26, 2019
Exhibit 10.23	through April 26, 2019
Exhibit 10.35	through April 26, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary